SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes              No       X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes              No       X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes              No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated December 12, 2007, entitled “Launch of Peking University- Spreadtrum Joint Laboratory.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: December 13, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated December 12, 2007, entitled “Launch of Peking University- Spreadtrum Joint Laboratory.”

Exhibit 99.1

Launch of Peking University – Spreadtrum Joint Laboratory

Shanghai, China, December 12, 2007 – On December 6, 2007, Peking University (“PKU”) and Spreadtrum Communications (“Spreadtrum”) held a ceremony to unveil the new Peking University – Spreadtrum Joint Laboratory. Representatives from the Shanghai Integrated Circuit Industry Association (“SICA”), Pudong Science and Technology Commission, and Shanghai Zhangjiang (Group) Co., Ltd. attended the unveiling ceremony held at Peking University’s Shanghai Research Institute of MicroElectronics (“SHRIME”), located at the Zhangjiang Technology Park, in Pudong, Shanghai.

Dr. Yuhua Cheng, a Dean and professor at SHRIME, presided over this ceremony. Dr. Ping Wu, CEO of Spreadtrum, and Dr. Yangyuan Wang, an academician of the Chinese Academy of Sciences and a professor at Peking University, each delivered a speech during the ceremony.

Dr. Wu said that the establishment of PKU-Spreadtrum Joint Laboratory should strengthen the cooperation between Spreadtrum and PKU in the commercialization of PKU’s education and research. As one of China’s leading wireless baseband chipset providers, Spreadtrum’s advantages in technology, funds and industrialization would be greatly enhanced by this cooperation, given PKU’s strengths in scientific research, talent resources, and accumulated information base. Setting up the Joint Laboratory would push the development of IC design technology and cultivate more senior talents for China’s IC industry.

Dr. Yangyuan Wang expressed thanks to the Pudong Science and Technology Commission, Shanghai Zhangjiang Group, and Spreadtrum for their support of SHRIME. He said that the setup of the PKU-Spreadtrum Joint Laboratory would exert great influence on the development of China’s IC industry and that he is confident that the unique cooperation between Spreadtrum and PKU will drive the development of China’s IC industry to a higher level.

About Peking University:

For more information about Peking University, please visit http://en.pku.edu.cn/

About Spreadtrum:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the impact of the PKU-Spreadtrum joint laboratory on Spreadtrum and on the development of China’s IC industry. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the ability of the PKU-Spreadtrum joint laboratory to achieve its intended purpose, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

E-mail: william.shi@spreadtrum.com